Report of Independent Registered
Public Accounting Firm

The Board of Trustees of
BNY Mellon Funds Trust:
We have examined management's assertion,
included in the accompanying Management
Statement Regarding Compliance With Certain
Provisions of the Investment Company Act of 1940,
that BNY Mellon Funds Trust, which is comprised
of BNY Mellon Large Cap Stock Fund, BNY
Mellon Income Stock Fund, BNY Mellon Mid Cap
Multi-Strategy Fund, BNY Mellon Small Cap
Multi-Strategy Fund, BNY Mellon International
Fund, BNY Mellon Emerging Markets Fund, BNY
Mellon Bond Fund, BNY Mellon Intermediate
Bond Fund, BNY Mellon Short-Term U.S.
Government Securities Fund, BNY Mellon National
Intermediate Municipal Bond Fund, BNY Mellon
National Short-Term Municipal Bond Fund, BNY
Mellon Pennsylvania Intermediate Municipal Bond
Fund,  BNY Mellon Massachusetts Intermediate
Municipal Bond Fund, BNY Mellon Asset
Allocation Fund, BNY Mellon Money Market
Fund, BNY Mellon Municipal Opportunities Fund,
BNY Mellon New York Intermediate Tax-Exempt
Bond Fund, BNY Mellon International
Appreciation Fund, BNY Mellon Small/Mid Cap
Fund, BNY Mellon Focused Equity Opportunities
Fund, BNY Mellon National Municipal Money
Market Fund, BNY Mellon Large Cap Market
Opportunities Fund, BNY Mellon Tax-Sensitive
Large Cap Multi-Strategy Fund, BNY Mellon
Corporate Bond Fund, and BNY Mellon
International Equity Fund (collectively, the
"Funds"), complied with the requirements of
subsections (b) and (c) of Rule 17f-2 under the
Investment Company Act of 1940 as of May 31,
2014, and from March 31, 2014 through May 31,
2014, with respect to securities reflected in the
investment accounts of the Funds. Management is
responsible for the Funds' compliance with those
requirements.  Our responsibility is to express an
opinion on management's assertion about the
Funds' compliance based on our examination.
Our examination was conducted in accordance with
the standards of the Public Company Accounting
Oversight Board (United States) and, accordingly,
included examining, on a test basis, evidence about
the Funds' compliance with those requirements and
performing such other procedures as we considered
necessary in the circumstances.  Included among our
procedures were the following tests performed as of
May 31, 2014, and with respect to agreement of
security purchases and sales, for the period from
March 31, 2014 (the date of the Funds' last
examination) through May 31, 2014:
1.	Obtained The Bank of New York Mellon's
(the "Custodian") security position
reconciliations for all securities held by sub
custodians and in book entry form and
verified that reconciling items were cleared
in a timely manner;
2.	Confirmation with the Custodian of all
securities held, hypothecated, pledged or
placed in escrow or out for transfer with
brokers or pledgees;
3.	Reconciliation between the Funds'
accounting records and the Custodian's
records as of May 31, 2014;
4.	Agreement of pending purchase activity for
the Funds as of May 31, 2014 to
documentation of corresponding subsequent
bank statements;
5.	Agreement of pending sale activity for the
Funds as of May 31, 2014 to documentation
of corresponding subsequent bank
statements;
6.	Agreement of a minimum of five purchases
and five sales, including at least one
transaction per Fund, from the period March
31, 2014 (the date of the Funds' last
examination) through May 31, 2014, from
the books and records of the Funds to the
bank statements noting that they had been
accurately recorded and subsequently
settled;
7.	Review of the BNY Mellon Asset Servicing
Report on Controls Placed in Operation and
Tests of Operating Effectiveness ("SOC 1
Report") for the period April 1, 2013 to
March 31, 2014, and noted no relevant
findings were reported in the areas of Asset
Custody and Control.
8.	We inquired of the Custodian who
confirmed that all control policies and
procedures detailed in Section III Control
Objectives, Controls and Tests of Operating
Effectiveness of the SOC 1 Report, have
remained in operation and functioned
adequately from April 1, 2014 through May
31, 2014. In addition, we have obtained
written representations from the Custodian confirming the above.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.
In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31,
2014, and from March 31, 2014 through May 31,
2014, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Trustees of BNY Mellon Funds Trust and the Securities and
Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


/s/ KPMG LLP
New York, New York
September 4, 2014



September 4, 2014

Management Statement Regarding Compliance
With
Certain Provisions of the Investment Company
Act of 1940

Management of BNY Mellon Funds Trust
comprised of BNY Mellon Large Cap Stock Fund,
BNY Mellon Income Stock Fund, BNY Mellon
Mid Cap Multi-Strategy Fund, BNY Mellon Small
Cap Multi-Strategy Fund, BNY Mellon
International Fund, BNY Mellon Emerging Markets
Fund, BNY Mellon Bond Fund, BNY Mellon
Intermediate Bond Fund, BNY Mellon Short-Term
U.S. Government Securities Fund, BNY Mellon
National Intermediate Municipal Bond Fund, BNY
Mellon National Short-Term Municipal Bond Fund,
BNY Mellon Pennsylvania Intermediate Municipal
Bond Fund,  BNY Mellon Massachusetts
Intermediate Municipal Bond Fund, BNY Mellon
Asset Allocation Fund, BNY Mellon Money Market
Fund, BNY Mellon Municipal Opportunities Fund,
BNY Mellon New York Intermediate Tax-Exempt
Bond Fund, BNY Mellon International
Appreciation Fund, BNY Mellon Small/Mid Cap
Fund, BNY Mellon Focused Equity Opportunities
Fund, BNY Mellon National Municipal Money
Market Fund, BNY Mellon Large Cap Market
Opportunities Fund, BNY Mellon Tax-Sensitive
Large Cap Multi-Strategy Fund, BNY Mellon
Corporate Bond Fund, and BNY Mellon
International Equity Fund, each a series of BNY
Mellon Funds Trust (collectively, the "Funds"), is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of
Investments by Registered Management Investment
Companies," of the Investment Company Act of
1940. Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements.
Management has performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of May 31,
2014 and from March 31, 2014 through May 31,
2014.
Based on the evaluation, Management asserts that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31,
2014 and from March 31, 2014 through May 31,
2014 with respect to securities reflected in the investment accounts of the Funds.

BNY Mellon Funds Trust

James Windels
Treasurer

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